SEC 05037195 COMMISSION

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SEC MAIL RECEIVED FEB 2 5 2005 WASH., D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Black River Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1165 N. Clark Street, Suite 700
(No. and Street)

Chicago (City) IL (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Fessler (312) 397-1500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive **(Address)** Chicago **(City)** IL **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Fessler, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Black River Capital, LLC, as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 23rd day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Black River Capital, LLC
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Black River Capital, LLC

We have audited the accompanying statement of financial condition of Black River Capital, LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Black River Capital, LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 25, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Black River Capital, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	138,262
Receivable from Parent		20,430
Total assets	$	158,692

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	5,000
Members' equity		153,692
Total liabilities and members' equity	$	158,692

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Black River Capital, LLC (the "Company") is owned by Kingstree Trading, LLC (the "Parent") and acts as a broker, transmitting orders on behalf of the Parent to purchase and sell Treasury securities to other broker-dealers. Settlement of all transactions is done directly between the Parent and these other broker-dealers.

The Company was organized in the State of Illinois in May 2002 as a limited liability company and, in January 2003, became registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2042.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Under a service agreement with the Parent, the Company receives a service fee, which is recognized when earned.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on taxable income.

Note 2 Members' Equity

The Company's operating agreement provides for two classes of members. The Parent is the Class A member and has all voting rights. An officer of the Parent is the Class B member (the "Managing Member"), who is responsible for the business and affairs of the Company.

All of the member's equity at December 31, 2004 represents the Parent's balance.

Note 3 Related-Party Transactions

All service fees are earned for transmitting orders on behalf of, and related administrative services for, the Parent. At December 31, 2004, receivable from Parent represents receivables arising from these services.

Under a written agreement, the Parent provides office space and administrative services to the Company.

The Parent has guaranteed to a counterparty the payment and performance of all obligations and liabilities of the Company.

Note 4 Concentration of Credit Risk

The Company maintains cash balances at a bank that, at times, exceeds federally insured limits. The Company monitors the creditworthiness of this bank.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $133,000 and $5,000, respectively. The net capital rule may effectively restrict distributions to members.